[This information was placed on the Ameritrade Holding Corporation web site after Ameritrade’s earnings announcement for the fiscal quarter ended March 29, 2002]

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

AMERITRADE HOLDING CORPORATION
Second Quarter 2002 Earnings Release
Leader, Donna Kush
ID# 3664972
4/23/02

Date of Transcription: April 30, 2002

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THIS DOCUMENT WHEN FILED FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS INVESTOR RELATIONS DEPARTMENT.

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Datek Online Holdings Corp.
Commission File Number 0-22163

AMERITRADE HOLDING CORPORATION ID# 3664972	Page 2

Operator:	Good morning. My name is Tiffany and I will be your conference facilitator. At this time, I would like to welcome everyone to the Ameritrade Holding Company Second Quarter Earnings Release Conference Call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star (*), then the number 1 on your telephone keypad and questions will be taken in the order that they are received. If you would like to withdraw your question, press star (*), then the number 2 on your telephone keypad. I would now like to turn the call over to Donna Kush, Director of Corporate Communications.

Ms. Kush:	Thank you. By now, you should have received a copy of our press release which was faxed or e-mailed to you this morning. If you have not, please call our Investor Relations Department and we will fax or e-mail one out to you immediately. Otherwise, you can view a copy of our release and slides, listen to the call and submit any questions for us via the Web site at www.amtd.com. Also, if you want to contact us directly after the conference call, please call Investor Relations at (800) 237-8692.

Before we begin, I need to say that this call contains forward-looking statements that are pursuant to the Safe Harbor provisions of the Federal Securities laws. These statements involve risks and uncertainties that may cause future results to differ from those anticipated. Listeners to the call are advised to check those documents filed by Ameritrade with the Securities and Exchange Commission including forms 10-K and
10-Q for descriptions of risks and uncertainties related to forward-looking statements. You are also urged to read the Joint Proxy statement that will be included in the Registration Statement on form S-4 which is expected to be filed with the SEC within the next couple of weeks. Please note that this call is intended for investors and analysts and may not be reproduced in the media; in whole or in part without the prior consent of Ameritrade.

A note on how we’ll proceed. This call is being led by Ameritrade’s CEO, Joe Moglia. He is joined by Steve Pagliuca, Managing Director of Bain Capital, and Randy MacDonald, Ameritrade’s Chief Financial Officer. At the end of their remarks,

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

AMERITRADE HOLDING CORPORATION ID# 3664972	Page 3

we will invite you to ask questions. At this time, I’ll turn the call over to Ameritrade’s CEO, Joe Moglia.

Mr. Moglia:	Thanks Donna. Good morning everybody. I’d like to take you back about six (6) months to the end of our fiscal year ’01 where you will recall I said how excited I really was about our business model. We were improving our operating margins, very much growing our account base, improving our cost-efficiency without having any negative impact whatsoever on our revenues and we were improving our balance sheet. I also said back then that on a risk/reward basis when you look at Ameritrade as an actual investment, I believed that we were great at that, because of our operating leverage, our upside potential in a market recovery will be huge. But even if business activity dropped by a third, we’d still be able to make money. Well, two weeks ago, we gave guidance at the low end of our range, and that’s exactly where we came in, at a penny versus $0.09 operating a year ago, plus we doubled our operating margin and we continue to grow our accounts despite trading activity levels that are down from a year ago by almost 30%. Last quarter though was really yesterday’s news and the future is our merger with Datek. I truly believe that this merger changes the industry landscape. When we were on the East Coast a couple of weeks ago we spent time with over 100 individuals and over 40 financial institutions. I couldn’t have been more pleased with the overall response that we have received as well as the number of investors who expressed an interest in looking more seriously at potentially taking a position in our stock. We want to share that feedback with you and give you greater color as to how we actually approached the transaction ourselves.

What I want to do now is turn it over to Randy to give you some of the details on the actual quarter and then he’ll give it back to me, and we’ll talk a little bit more about how approached the actual Datek investment; I’ll give you some of the color that we learned while we were on the road.

Mr. MacDonald:	Great, thanks Joe. Just before we get started though, I have to apologize to Rich Repetto who is with Putnam about — on our last call Rich had some questions on numbers and we had inadvertently posted to our Web site some numbers and, that was our mistake

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and I reacted to Rich - was discourteous, unprofessional and I hope Rich accepts my apology. With regard to the quarter, as Joe mentioned, in spite of a 21% drop in trades-per-day from the same quarter, we came out much stronger with higher operating margins, industry leading account growth and improved liquidity. Our operating income increased from $16 million in the same quarter last year to $26 million this quarter. Our operating margins nearly doubled from a year ago; they increased from 13% in the same quarter last year to 24% this quarter. These are some of the highest margins in the financial services industry. Now, being the lowest cost producer in the industry allows us to perform more efficiently than our competitors under these market conditions. The firm was again managed for profitability. We reported a penny of EPS, however, that $0.07 per share from operating income, which excludes advertising. On balance, revenues were just about flat with the December quarter and compared to the same quarter last year, they were only off 10% despite the 21% decrease in trades-per-day, and 11% decrease in net interest spreads. So how do we do that? Well, the commission per trade was up 10% from the same quarter last year, to $11.93. Now this was due mostly to commissions charged on all free trades after the first twenty-five (25) each month, pay-per-order flow held up very smartly; we had lower promotion costs and higher price points for Ameritrade Plus. Other income increased nearly 250% from the same quarter last year, to $18 million. This was due primarily to inactivity fees, confirm fees, and increased money market fee income. Now, offsetting all of this was a drop in net interest income from $38 million in the same quarter last year to $25 million this quarter. That equates to about $0.03 of EPS this quarter. With regard to expenses, we did an outstanding job of rationalizing our operating expenses in a prolonged down market. We decreased operating expenses by $22 million from the same quarter last year, or 22%. We saw some slightly higher expenses in compensation on a sequential quarter basis but this reflects salary increase of about 5% for the new year. Generally though, full-time equivalents were down from 2,300 in same quarter last year, to 1,670 this quarter, and that’s 65 fewer than the December quarter. Our fulfillment costs associated with new accounts and higher outside legal fees resulted in professional services being slightly higher on a sequential quarter basis, and the higher tax rate is solely a function

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Datek Online Holdings Corp.
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of the lower net income before taxes. Again this quarter, we generated significant cash from operations of $33 million. We reinvested $22 million to acquire 76,000 new accounts. We continue to outperform the market in grabbing more accounts and at a very efficient cost-per-account of $294, especially given the quality of these accounts. We expect some of the investment in the March quarter to benefit the June quarter. Also note this is the fourth consecutive quarter of operating earnings for a total of $120 million of positive cash flow from operations. Sixty million was re-invested in future cash flow from the 291,000 new accounts acquired. Now as I noted before, these are better quality accounts as they trade at nearly two (2) times the industry average. We also used $12 1/2 million to retire our remaining bank debt back in January, so we have zero bank debt and we significantly improved our liquidity. Our tangible book value is now $153 million, which includes cash in equivalent of $28 million. We still have all $7.9 million of our NITE Stock which net a tax of $34 million. We have regulatory capital of $108 million, of which $35 million is over and above the 5% required, and the only debt we have is debt convertible into equity for $48 million.

Now with regard to next year, the economy continues to be sluggish. For the second half of this fiscal year, we expect a 10-15% decrease in activity rates versus the first six (6) months of this fiscal year. However, you’ll see continued improvements in our operating expenses and in spite of the lack of rebound in the economy, we expect the last six (6) months of this year to be profitable. Therefore, our EPS guidance for fiscal year ’02 is $0.10 to $0.13. We expect to continue to grow new accounts faster than our competitors and we expect them to continue to be more attractive accounts. With regard to fiscal year ’03, the guidance out there is just with regard to us, it’s not with regard to the combined company, however, we also assume there is no recovery in the economy. So we expect to combine companies to generate $0.30, which includes $0.17 from synergies, which is not dependent on market conditions. So, $0.17 has nothing to do with market conditions, it has to do with realizing synergies. At this point, let me turn the call back to Joe to discuss the Datek merger.

Mr. Moglia:	Thanks Randy. The actual financials from Datek are out and you

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Datek Online Holdings Corp.
Commission File Number 0-22163

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can access those on www.amtd.com. Now I want to spend a few minutes talking to you about the feedback that we received while we were on the road. This is not exactly rocket science. Two of the lowest costs and fastest growing competitors are coming together to realize the synergies in a single business model that has real scale in an industry where scale and efficiency is the name of the game. Most of the investors we talked to seem to like that. Now, as far as the clients go, the experience for the clients is only going to improve. The Ameritrade and Datek client bases together are the fastest growing in the industry in relative or absolute terms and there are reasons for that. The Ameritrade client is a little bit older and is more concentrated in the Midwest. The Datek client is more concentrated on the East Coast and is very active with a real focus on trading. Both the client basis care about best execution, speed and customer service. We will establish a client advisory group made up of Ameritrade and Datek clients to help guide us as to what functionality, what products and services they care about. We will also survey both account bases. We will continue the implementation of our Client Segmentation strategy where we provide customization and choice, so a client can virtually tailor the offering that best fits their individual needs. We are absolutely committed to providing our client, that’s both the Ameritrade client and the Datek client, with an experience that surpasses what they have today and do that at a great value.

Now what we ultimately had to do here was make a business decision that we believed was in the best long-term interest of our shareholders, and certainly we looked at the account base from many different perspectives, but our greater focus was on what we call “enterprise value”. Now, this merger strategically positions us as a market leader in equity trades-per-day and accounts, account growth, operating margin and firmly positions us as certainly one of the lowest cost providers, if not the lowest cost provider in the industry. Datek is brand value that has customer loyalty associated with it, with great products, great technology, great client service and real talent. Randy will talk more about enterprise value in a minute, but let me also give you a little color as to how we looked at the Datek accounts. All accounts are not created equal, so our focus was more on their profitability which we looked at on a cash flow basis or EBITM as earnings before taxes and marketing and

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actual net income. EBITM for Datek in ’01 was a little over $130 million. If you take the acquisition price of $1,289,000,000 and you divide that by $130,000,000, you will wind up with an EBITM multiple below ten (10). The industry range for the top 3 online brokers is between thirteen (13) and twenty-four (24). Net income is something we looked at inclusive of the synergies since the synergies would not have been realized without the merger. Datek had a little over $30 million in net income. You couple that with $100 million in after-tax savings from the synergies and you get $130 million of net income and once again, a multiple that is below ten (10). That also compares favorably to the rest of the industry. We also looked at the return on the investments for the shareholders. Now I think we all recognized that the long-term return for our shareholders will be determined by our ability to continue to grow our business, continue to be obsessive around productivity and the ultimate rebound in the brokerage industry. But near-term, and you’ve got a slide on this entitled “Valuation ROI”, but near-term, the synergies alone, if you only look at the synergies, they could have real results 12 months out. $100 million in synergies and a 30 multiple gives you $3 billion in incremental market cap. You split that 50/50 between both the Datek investors and the Ameritrade investors, and you wind up with a billion and a half each, that’s 115% return out 12 months. Obviously, you can put whatever multiple you want on this and it’s still a pretty good return, and that incremental $0.23 will very much help us get through a prolonged recovery in the markets. Now, let me give you back to Randy and he’s going to spend a little bit more time talking about enterprise value and the actual integration process.

Mr. MacDonald:	Okay thanks Joe. When we look at M&A opportunities certainly we look at cash flows. However, current cash flow is only a component of a larger equation to arrive at what we call “enterprise value” and in our merger with Datek, we considered all the following components — I’ll go through them one at a time. The first slide that I’ll refer to is called “Growth Accounts”, and these are some of the tangible factors that Joe referred to. The first one is the New Account Growth for the last 12 months and if you look at the slides, Datek had 21% growth year-over-year and Ameritrade had 19% growth without the NDB acquisition. I’ll note that doubled — doubled — the next closest competitor. Each of us were

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

AMERITRADE HOLDING CORPORATION ID# 3664972	Page 8

doubled the next closest competitor.

The next slide that I’ll refer to is the absolute numbers and it’s titled “Fastest Growing Account Base”, and the absolute account growth for the last 12 months for the combined company is 642,000 accounts and that includes the NDB accounts acquired. That’s a 30% year-over-year growth under absolutely horrible market conditions and that growth is three (3) times the next closest competitor.

The next slide I refer to is the quality of these accounts, it’s called “Growth-Trade”. And we’re also the fastest growing in trades, not just in accounts. So not only are we acquiring more new accounts but they’re better quality accounts. So if you look for the last twelve (12) months, the average Datek account traded 23 times; the average Ameritrade account 12 times. Datek is four (4) times the industry average and Ameritrade is two (2) times the industry average. I’ll note in the last 12 months, the combined company acquired six (6) and a half million trades through its new account growth; that’s six (6) and a half million new trades by acquiring new accounts. If you combine the next three (3) largest competitors and compare that to our 6.5 million trades, we are 171% of all of those trades; that’s 171% of the next three (3) competitors combined.

The next slide I’ll refer you to is called “Enterprise Value”. This is where we start to talk about what I refer to as “earnings power.” Now we always talk about how every incremental dollar of revenue, we have $0.85 drop to the pre-tax line. Now, if combined companies, we’ll execute 164 trades-per-day, that’s the largest of any online equity broker in the world. We estimate that for 10% increase in client activity or an additional 16,000 trades, Ameritrade will earn an extra $0.05, that assumes no increase in interest rates. That assumes no increase in margin loan balances, even though our experience is that is correlated with increases in activity rates. In addition, we get tangible book value of assets. Post-closing, Datek will add approximately $160 million of tangible book value. So when we take the present value of the current cash flows and then we add to that all the tangible assets that I mentioned, we add all the intangible assets that Joe

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mentioned, that’s how we arrive at enterprise value and that’s how we evaluate all of our M&A opportunities. Now, if Datek had been a public company, most of the information needed to calculate the net present value of an account would have been available. That information is now out there — there was the Datek press release last night and it’s posted on our Web site. Now when you use the Datek financial information and you take into consideration current market conditions, our interest rates, current trading levels, current margin rates, those metrics all compute closer to about $1,100 an account. Now if you have any detailed questions on this, both Bill Gerber, Director of Finance, and I will be available after the call. But of course, that does not take into consideration that we are the fastest growing account base, that our earnings power, if the markets recover, is unbelievable or any of the other tangible or intangible benefits of this merger we just mentioned.

I’d now like to talk a little bit about the integration. In terms of our progress, we’ve already started with the integration. First of all, we’ve thought long and hard about the integration of Datek. We know how to achieve efficient results from our NDB integration. For three (3) months, we have studied and benchmarked each other. We have compared ourselves department by department, function by function, and we understand well where the savings are residing. When we take and triangulate all the data points, it’s resulted in a detailed road map. As a result, we’ve been able to hit the ground running upon the announcement of this deal.

There’s another slide titled “Integration Team” I’ll refer to. It’s been two (2) weeks since our announcement but we have developed Integration Teams with their focus being on enhancing the client experience. We know how to complete a successful integration as we showed with NDB. We know the process and it is a repeatable process. Many of the members in the NDB Integration Team will work on the Datek integration. Now I will lead the Integration Team. In addition to this team are sub-groups, each with members from Ameritrade and Datek. The groups include Products & Services, Clearing, the Call Center, and Technology. We have a Strategy Team to ensure the preservation of the client experience. We also have a Technology Task Force to coordinate the technology across all functions; and finally, we have

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a Project Management Team to keep the process running smoothly. Our Executive Management Team will provide overall strategic direction and input as we need it, and all the teams are empowered to produce results with a singular focus and that is on enhancing the client experience and shareholder value. Now, with regard to the synergies, we expect to fully realize those within the next twelve (12) months of closing. As a result of the expensive due diligence conducted, the synergies are well understood. All three (3) teams of Ameritrade Management, Datek Management and the Private Equity Investors, concluded on these synergies. Our goal is simple and our plan is clear. Last year’s cost of service 837,000 Datek accounts was $319 million. We expect to post-integration the cost of service of Datek clients will be about $75 million. In addition, we allocated $70 million in marketing costs. Therefore, we expect to realize a pre-tax savings of $174 million. Now, note, we will not be taking the Noah’s Ark approach here with this merger. That is, we will only have one (1) of everything when the integration is complete. We’ll realize savings by consolidating Administration, Clearing, Technology and Call Centers. Now, we’ll be giving you more color on the synergies next quarter as we get closer to the closing and, with regard to next steps on the Datek integration, we have certain filings and certain regulatory processes and we expect to file the S-4 within the next thirty (30) days. Now you will not hear from us during the quiet period, that’s required by the S-4. But I will note that the Integration Teams are extremely enthusiastic and are well underway with their work. At this point, what I’d like to do is turn the call over to Steve Pagliuca. Steve’s the Managing Director of Bain Capital, so he can give us his perspective on the investment thesis for this transaction. Steve?

Mr. Pagliuca:	Thank you Randy. The first reason we thought this was a very attractive investment is that it’s a great business model and it has substantial long-term growth prospects. The customer acquisition economics are very favorable. It’s low cost per acquisition of account and we have the highest profitability per account. The long-term trends are very positive. People are going to go for a low cost online brokerage versus the high cost traditional brokerage and finally, as Randy said, the companies are growing at twice the industry rate, 20% plus, which is a great growth story even in a bad market condition. Secondly, I think most importantly

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there is a detailed plan to realize $100 million of after-tax synergies and obviously, that’s very substantial. The combined company would be the lowest cost, highest quality producer in the industry. These benefits exclude a brokerage rebound which will happen sometime in the next couple of years and finally, it’s created a great platform for further potential consolidation, a la NDB and Datek. The investors in the deal had multiple opportunities to cash out or to consolidate and this choice really represents our re-affirmation of the industry segment and the prospects of the combined company. The thesis is that it will take some time to realize these synergies, although I believe by the end of ‘03 we’ll be at the run rate of the synergies. We’ll get a brokerage rebound and longer term there is consolidation to be had by this entity. The majority of the shares held by the investors are held by people with Board representation and there are limits on liquidity. And most of the major investors have only been in this investment a year and a half and so we’re still very early in the cycle of our investment horizon.

In terms of an exit, the investors will be highly transparent. Our incentives are aligned with the public shareholders to maximize value and this is no different than many other of the investments studies that Bain Capital or Silver Lake had made in the past and we understand how to manage liquidity. I would like to it back to Joe now to finalize the call.

Mr. Moglia:	Okay thanks Steve. I think with that, we have most of the Executive Management Team here so we would be happy to entertain any questions that you may have including questions that you might have with Steve. So with that, why don’t we open it up, Operator, to Q&A.

Operator:	At this time, I would like to remind everyone if you would like to ask a question, please press star (*), then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Our first question comes from Guy Moszkowski with Salomon Smith Barney.

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Mr. Clark:	Hi, this is Colin Clark. I was wondering if you could discuss Datek’s revenue mix in more detail, what percent comes from commissions, from net interest income, and also in that context, could you discuss the revenues of Watcher Technology?

Mr. Pagliuca:	No, we can’t Colin. We agreed with all the lawyers involved that we would put out a press release. Datek puts that out. We are going to have to file an S-4 and we do have to respect the quiet period.

Mr. Clark:	Okay.

Mr. Pagliuca:	So we will — that information will be part of the S-4 though.

Mr. Clark:	Okay. And the answer may be the same here, but I was wondering if you could give any sense of what the blended average commission rate could be of the combined companies comparable to the $11-12 range.

Mr. Pagliuca:	Same answer.

Mr. Clark:	Okay.

Operator:	Our next question comes from Rich Repetto of Putnam Lovell.

Mr. Repetto:	First, apology is accepted, Randy. I’m sure you didn’t get a lot of sleep that night before, or probably the week before that call — anyway, apology is accepted and back to the tough question here now. First, you issued new guidance, or the guidance, I guess, the $0.13 to $0.27 in ’03. I know you have $0.17 from Datek. It looks like you factored in your $0.13 to $0.27 trading range of 20% up, because you said for each 10% you get an extra nickel in earnings. Now, is that $0.17 — is there a range for that as well if trading picked up to the high end with that $0.17 for Datek turning into whatever — $0.27?

Mr. MacDonald:	No not really, and I want to be perfectly clear with everyone on the call. Rich is bringing up a good point. The guidance that we have out there is strictly for Ameritrade stand-alone. I don’t want to confuse people. At this point, we can’t really talk to the combined

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companies in any sort of detailed way that we’ll handle that through the S-4 so, the question that Rich is posing is the $0.13 is our guidance that we gave in the previous call for Ameritrade stand-alone. We’d also given guidance to Datek stand-alone would be about $0.13. In addition, we expect to realize $0.17 of synergies which, as I noted on the call, I don’t expect to be affected by market conditions. Those are expenses that are redundant in a few organizations that are not tied to market conditions. So if you take the two (2) entities and put them together, each earning $0.13, and issue a like number of shares, your back to $0.13 on a combined basis. So how I get the $0.30 is the synergies are $0.17 and on a run rate basis, they would be more like $0.23 if we were to realize it for the whole year. So I think that’s a really important point about our outlook statement.

Mr. Moglia:	Rich, it’s Joe. I also want to make sure that it’s clear that the $0.13 that we say we would realize in ’03 with regards to normal business activity, that does not — I emphasize — that does not assume there is going to be an uptick in trading. It would assume comparable levels to what we’ve seen up until now extended through ’03.

Operator:	Our next question comes from Mike Vinciquerra of Raymond James.

Mr. Vinciquerra:	Thanks very much. Really kind of a basic question here, stepping back a little bit. When we look at the potential off of the combined company, we keep referring to the fact that there is huge upside when trading kind of resumes. Can you kind of give us your feel on what is it going to take to get the consumer back in and what gives you confidence that the consumer is going to come back and start trading the types of — maybe not the volumes we had back in ’98 and ’99 but what gives you confidence they’re going to come back and really allow you to exercise the leverage you’ve built in the new model; thanks.

Mr. Moglia:	I think, Mike, if you go back probably 25-30 years and you look at cyclicality of our business, whenever the equity markets go through a prolonged downturn, i.e., defined as a year and a half or more, you wind up seeing the individual investor pull away from the

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marketplace. That has happened throughout our history. So if you accept the premise that we are indeed in a cyclical industry which I believe and which we believe, then eventually you are going to see a turnaround in the marketplace. Today activity levels in terms of actual trading activity is probably half of what the historical average is over the span of the last twenty-five (25) or twenty-six (26) years. I am not at all talking about the euphoria that existed two to three to four years ago. We’ve just gone through a period in our industry where the fed has eased 11 times in a row, although now it seems that the fed has moved more toward a neutral stance. I think that’s a positive indication with regard to what’s going on in the economy. You’ve got centralized efforts by central banks around the entire world, trying to coordinate their efforts together. You’ve got better liquidity in the system than you’ve ever had before and what’s taken place with Enron and Arthur Andersen, I think that will make everybody far more judicious in terms of looking at the balance sheet and the financial statements and making sure that they are pristine and clean. That will ultimately give the individual investor, I think, a greater confidence level, but the individual investor, I think, starts to come back when they start to see positive year-over-year comparisons with regards to earnings and we haven’t quite seen that yet. I do believe we will see that. Steve mentioned before, he certainly thinks that probably happens, at the latest, by sometime in ’03 and I think we probably share that, and that would be a conservative approach. But our objective is not necessarily we can’t predict when that’s going to happen so if you go back to the comments that I opened up our call with, that I made six (6) months ago; on a risk/reward basis, if things don’t turn around for a while, we’re still going to be profitable, we’re still going to make money even in very difficult conditions. But you got to believe that it is a cyclical business and eventually that’s going to turn around and if it does, you want to be there for that ride. So we’re confident that we’re going to see that.

Mr. Vinciquerra:	Okay very good and then, just a follow-up: when we look at kind of the historical income statements, a lot of the income for you guys has come from interest income, margin income; do you feel like the consumer is going to come back and start to borrow against their holdings again and that’s really kind of what supercharges, I guess, the earnings of the online brokerage industry, or so it seems.

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Mr. Moglia:	Yeah. I think, Mike, you’ll find a very significant correlation between the investor increasing the normal trading activity and debit balances and margin balances increasing as well. So they would be correlated.

Mr. Vinciquerra:	Okay. Thanks very much.

Operator:	Our next question comes from Eric Wasserstrom of UBS Warburg.

Mr. Wasserstrom:	Thanks. Good morning. Randy, could you, just on the commission item that you spoke about this morning, I assume that a lot of the benefit came from the integration from NDB, is that right?

Mr. MacDonald:	That was a factor.

Mr. Wasserstrom:	So going forward with Datek coming into the mix and given the higher propensity of those customers to trade, that seems to point to denigration to some extent of the current commission levels, am I doing that analysis correctly?

Mr. MacDonald:	There could be some denigration, I mean, it’s a law of averages.

Mr. Wasserstrom:	Right. So going forward is remodel post-integration period, it would be fair to model a lower average commission rate than what we’re seeing at current levels right now.

Mr. MacDonald:	I think that would be fair.

Mr. Wasserstrom:	Great. All right. Thanks very much.

Operator:	Our next question comes from Ken Worthington of CIBC World Markets.

Mr. Worthington:	E-trade has a campaign to try to steal Datek accounts as a result of this merger. How credible do you think this threat is and can you talk about what you’re doing to compensate the Datek employees in terms of bonuses if the integration is successful?

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

AMERITRADE HOLDING CORPORATION ID# 3664972	Page 16

Mr. Moglia:	Let me handle the first question first. I think from our perspective whether you look at our model or you look at Datek’s model, our entire focus has always been on the client and we cater to the client that tends to be more active. I’d ask you to look at our combined account growth over the span of the last 12 months and compare that in absolute relative terms to the rest of the industry. It’s not inaction that that account growth looks the way it does. The satisfaction levels that both Datek and Ameritrade have with our respective bases is very, very high and our client segmentation strategy is designed to specifically provide an individual with customization and choice so they get what they want. We mentioned that we were establishing a client advisory group. We will listen very, very careful to what our clients tell us. I mentioned also that we are sending surveys out to both respective bases of both firms. We will listen very, very carefully to what they have to see and we are absolutely committed to providing them with a greater client experience down the road. When it’s all said and done, customer loyalty is dependent upon the value that they believe that they receive and we’re not going to do anything to jeopardize the value proposition for our client and the experience that they enjoy today. So we’re confident that any firm, e-trade or anybody else, can do what they want and we will weather that with regards to our clients.

Mr. Worthington:	And how about bonuses with regard to Datek employees and the integration?

Mr. Moglia:	Yes. We’ll do something similar that we’ve always done in the past. Number one, as soon as we know exactly what type of decisions will be made, we will communicate that to the individuals at the respective firms. Each individual will be treated very fairly with regards to severance and with regards to some sort of a performance bonus and, as I said, everybody will know what’s going on and communication will take place on a regular basis.

Mr. Worthington:	To switch gears a little bit, how are the relationships going with Persuma [PHONETIC], Principal and GMAC? Are you guys opening new accounts here and how does it compare to your expectations?

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

AMERITRADE HOLDING CORPORATION ID# 3664972	Page 17

Mr. Moglia:	I’ll ask Vince Passione, the President of our Institutional Client Division, to talk about that.

Mr. Passione:	Predominantly if you look at the corporate side of the business, corporate services, if you look at Principal, the Marketing Teams are integrating well and I think — we can’t show specific numbers but we’re pleased with the kind of accounts that we’re bringing online. They have very significant average balances and the trade activities on those accounts are much higher than what we see in our current business, so we’re pleased with what we’re seeing there and they’re meeting expectations from what we set up originally. On the GMAC side, which is on the financial services side, once again we’ve integrated our Marketing Teams. They just completed a major promotion with their Affinity Group and they’ve exceeded our expectations from what we thought they were going to bring in on their account base. On the Persuma side, I think Persuma — actually Mass Mutual issued a press release. They had re-integrated Persuma back into Mass Mutual, so for the most part, we’re waiting for Mass Mutual to now move forward and decide what they want to do in the e-401(k) space. And as we move forward in the corporate services side, we’ve got a pretty significant pipeline, we will be announcing probably shortly our relationship with Benefit Street; we’ll be out there marketing any 401(k) products.

Mr. Worthington:	Great. Thank you.

Operator:	Our next question comes from Adam Townsend of J.P. Morgan.

Mr. Townsend:	Good morning. A couple of quick questions here: on the outlook statement, I just wanted to confirm the Cap Ex expectations for the next two (2) quarters. Is that $5-10 million per quarter?

Mr. MacDonald:	Frankly, I think that’s maybe a bit high. Part of that may be because of the integration. We really are flush with equipment.

Mr. Townsend:	The capacity — I mean, you have excess capacity ability enough to roll on Datek. The other question is, can you talk a little bit about growth in Ameritrade Pro, how that’s going, the subscription demand for some of the other price and services you’re offering?

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

AMERITRADE HOLDING CORPORATION ID# 3664972	Page 18

Mr. Moglia:	I’ll ask Pete Ricketts, President of the Private Client Division, to answer that.

Mr. Ricketts:	We generally don’t break out the specifics of each of the different divisions. I would say that in the pro segment, we’ve certainly seen a decrease in market activity similar to what the entire day trading segment has seen, so we’re pretty much feeling what everybody else is feeling. And with regards to the subscriptions, I think that those are going fairly well. Some of the products are selling better than some of the other ones, but overall, we’re reasonably pleased with the amount of subscription uptake.

Mr. Townsend:	Okay. Is there anywhere else you’d look at this point to add either revenue diversification or other non-transactional oriented revenue fees?

Mr. Ricketts:	Oh absolutely. We think that one of the great things that we can do is really leverage our client base to sell other sorts of brokerage related type of products. We don’t want to get into mortgages or insurance or things like that, that would be generated by Ameritrade, but things that relate to what the brokerage clients, the active clients, are looking for. We absolutely think there’s additional things that we can be doing to generate revenues away from just the trading activity.

Mr. Townsend:	Excellent. Okay, thanks a lot guys.

Mr. Moglia:	One other point along that line, Adam, too is I think you will learn a lot from creating this Client Advisory Group as well as the surveys that we sent out to the clients. So they will help guide us in the types of things that will ultimately lead to our growth.

Mr. Townsend:	Good point. Thank you.

Operator:	At this time, I would like to remind everyone if you would like to ask a question, please press star (*), then the number 1 on your telephone keypad. Our next question comes from Rich Repetto of Putnam Lovell.

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

AMERITRADE HOLDING CORPORATION ID# 3664972	Page 19

Mr. Repetto:	Just a quick follow-up for Steve at Bain: I thought you said limits on liquidity in your dealings on the transaction and could you just explain that a little bit more?

Mr. Pagliuca:	Yeah obviously, since there’s three (3) major investors on the Board, it limits their ability to get liquidity. I think there would be some — in uncertain words but — some Section 144 sales but that was very small.

Mr. Repetto:	Okay, but there is no — again, no — I know about the voting restrictions but there’s no limits on — there’s no lockup?

Mr. Pagliuca:	No there’s no lockup.

Mr. Repetto:	Okay. And then, very last question: on professional services, Randy, it looked like it upticked; marketing went down a little bit. Was that related to the acquisition or could you just give us some more color on that expense line?

Mr. MacDonald:	I think that’s a fair statement Rich, and the other piece of professional services is fulfillment in new accounts, so we had a lot of activity recently with regard to M&A and new accounts.

Mr. Repetto:	Okay. Thank you.

Mr. Moglia:	Rich, I got to tell you I would have been disappointed if you didn’t come back to ask more questions.

Operator:	Our next question comes from Eric Wasserstrom of UBS Warburg.

Mr. Wasserstrom:	I guess this question is for Vince: with the Datek transaction, is there anything that they’re bringing over that will be of particular use to you on the Institutional side?

Mr. Passione:	Eric, I’ve spent some time with them and I think, at the moment, no. They have not built, like NDB, an institutional business. I think the value to us comes with some of the things that are a little bit highlighted which is with the improved margins that we get in business. We are an intermediary channel, we are a wholesaler for the retail side of the business. So with improved margins, it helps

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

AMERITRADE HOLDING CORPORATION ID# 3664972	Page 20

us to stay much more competitive on the pricing when we go out and seek intermediaries like advisors, when we seek intermediaries like correspondents in the clearing business. I think the other piece of this as well, and we’ve closed some deals as a result, is that as you go out and sell in the wholesale business, there is constant speculation in the press in the past about long-term viability of the firm and I think as a result of the merger, that’s been lifted and we’ve been getting a lot of interest from firms that have talked to us in the past that now want to work with us and see the long-term viability of working with Ameritrade. So I think those are the two areas that are significant for us.

Mr. Wasserstrom:	Great. Thanks very much.

Operator:	At this time, there are no further questions.

Mr. Moglia:	— Eric and that is, if indeed the real objective of our institutional efforts is to lever the functionality that exists on the Private Client side, I think we’re pretty confident that the functionality in products and services will only improve and increase on the Private Client side and then that allows Vince, I think, the opportunity to offer something more superior in the future than what potentially is just today.

Mr. Pagliuca:	Hey Joe, this is Steve Pagliuca, just one more addition to Rich’s question because we jumped in there quickly and I’d like to explain. Bain Capital, Silver Lake, and TA and folks in the investment hold positions in many public companies that are not subject to lockup. So this is kind of a standard course of business for us and even when you have a lockup, that’s for a short period of time and the lockup goes off, and we often own somewhere between 20 and 80% of companies that are public. So I think it’s important to note that the sophisticated investors that are on the firms that we talked about here have probably, between them, they probably have 100 different companies with varying positions of public stock and I think they understand that you need transparency and you need to do things in a very orderly fashion. So I think I’d just add that to the answer to Rich’s question. And really, all the investors have not kind of drilled out stock to get liquidity. It really has to be done in an organized and transparent fashion and

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

AMERITRADE HOLDING CORPORATION ID# 3664972	Page 21

beyond that, we are all looking for the company to do great things and capitalize on these synergies so certainly we are long-term holders and we think the future is — the whole reason we do this investment — we think online trading is going to continue to penetrate into traditional trading because the costs are five (5) times lower than traditional trading and there will be a robust online trading segment as time progresses. I’d just like to clear up any misconceptions that might be out there about the lockups and their impact.

Mr. Moglia:	Thanks Steve.

Operator:	At this time, there are no further questions. I would like to turn the call over to the speakers for any closing remarks.

Mr. Moglia:	Thank you Operator. I came to Ameritrade because I believed that this was a growth sector. I also believed that Ameritrade had real competitive advantages within the sector. Having been here a year now, I know for a fact that that’s the case. The Datek merger is only going to enhance that competitive advantage and I’m more excited than ever about the upside potential of our operating leverage. This is really pretty simple. We are combining the two low cost providers in the industry to give a greater client experience with greater market share and improved profitability in an environment where others are less efficient. We’re going to play that card hard. Thank you very much for joining us this morning. We look forward to spending some more time with over the span of the next several weeks. Good morning and thanks.

Operator:	Thank you for participating in this morning’s teleconference. You may now disconnect.

[END OF CALL]